Exhibit 99.1

Immutep Limited

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Immutep Limited
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2021
Previous corresponding period:	Year ended 30 June 2020

2.	Results for announcement to the market

		FY 2020		FY 2021
Revenue from ordinary activities	Down	7,486,444	to	Nil
Other income	Down	9,013,524	to	3,968,133
Loss from ordinary activities after tax attributable to the owners of Immutep Limited	Up	(13,468,232)	to	(29,902,624)
Loss for the period attributable to the owners of Immutep Limited	Up	(13,468,232)	to	(29,902,624)

Dividends There were no dividends paid or declared during the current financial period.
Comments The loss of the consolidated entity after providing for income tax amounted to $29,902,624 (30 June 2020: loss of $13,468,232).

Explanation of the above information:

The increase in loss after tax for the financial year ended 30 June 2021 was mainly attributable to the following:

•	a decrease in licensing revenues – in FY 2020 Immutep received a significant milestone payment of $7.49M from one of its licensing partners. No such milestones were recognised during FY 2021; and

•

an increase in non-cash changes in the fair value of financial liabilities – in FY 2021, the Company incurred a loss of $8.66m in the net change in fair value of warrants, while in FY 2020 a gain of $2.21m in the net change in fair value of warrants was recognised.

Removing the impact of this non-cash item results in a loss after tax for FY2021 of ~$21.24M.

For other details of the current year results, refer to the Review of Operations and Activities.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	8.1 Cents	3.7 cents

Immutep Limited

Preliminary final report

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period.

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2021 is attached.

6.	Signed

Date: Monday, 30th August 2021
Company Secretary

7.	Audit

This report is based on financial statements which have been audited.

ABN 90 009 237 889

Annual Report

2021

TABLE OF CONTENTS

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS AND ACTIVITIES	4

DIRECTORS’ REPORT	11

AUDITOR’S INDEPENDENCE DECLARATION	26

CORPORATE GOVERNANCE STATEMENT	27

FINANCIAL STATEMENTS	28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	29

CONSOLIDATED BALANCE SHEET	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	31

CONSOLIDATED STATEMENT OF CASH FLOWS	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	33

DIRECTORS’ DECLARATION	74

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF IMMUTEP LIMITED	75

SHAREHOLDER INFORMATION	81

CORPORATE DIRECTORY

Directors
	Dr Russell Howard	(Non-Executive Chairman)
	Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Mr Grant Chamberlain	(Non-Executive Director)

Company Secretaries	Ms Deanne Miller
Ms Indira Naidu

Registered office &	Level 12
principal place of business	95 Pitt Street
Sydney NSW 2000
+61 2 8315 7003

Share Registry	Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000
+61 2 9290 9600

Auditor	PricewaterhouseCoopers
One International Towers Sydney, Watermans Quay
Barangaroo, NSW 2000

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Immutep Limited shares are listed on the:
Australian Securities Exchange (ASX code: IMM), and
NASDAQ Global Market (NASDAQ code: IMMP)

Website address	www.immutep.com

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CHAIRMAN’S LETTER

Dear Fellow Shareholder:

I’m delighted to present Immutep’s annual report for the financial year 2021.

Immutep is a global leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease, two large and growing markets where new therapies are urgently needed for patients. The year has seen us report exciting clinical results, deepen our partnerships with large pharmaceutical partners and expand our trial pipeline considerably.

We have also witnessed the validation of the LAG-3 immune control mechanism in our industry this year. Specifically, the interaction between LAG-3 and the MHC class II (its main ligand) was validated as a therapeutic mechanism for regulating the body’s immune system to fight cancer by a major pharmaceutical company when it announced encouraging Phase III trial results.

Today Immutep is positioned to lead this promising LAG-3 therapeutic space, having more LAG-3 programs under development than any other biotech or pharma. We have four product candidates based on LAG-3. First, our lead product candidate, eftilagimod alpha (efti), is now advancing to late-stage clinical development for cancer treatment. Two other clinical candidates are exclusively worldwide licensed to our pharmaceutical partners, Novartis and GSK. A fourth candidate, IMP761, is in pre-clinical development for autoimmune disease. Importantly, all these products have different mechanisms of action, so each represents an independent risk and efficacy profile for clinical development and regulatory approval.

Throughout the year, Immutep has reported encouraging results from its clinical trials of efti which have been selected for presentation at leading scientific conferences across the globe. Our most advanced clinical trial is AIPAC, a Phase IIb study. which reported encouraging survival data in metastatic breast cancer patients when efti was administered in combination with the chemotherapy agent, paclitaxel. From TACTI-002, our Phase II study in non-small cell lung cancer and head and neck squamous cell carcinoma (HNSCC), we reported positive interim results showing the combination therapy of efti and KEYTRUDA® (pembrolizumab), an anti-PD-1 inhibitor, delivers a very favourable overall response rate, as well as other positive results and a good safety profile.

Lastly, we reported encouraging final results from the Phase I INSIGHT-004 study where promising activity signals were demonstrated in patients with different solid tumours from the combination of efti and BAVENCIO® (avelumab), a monoclonal antibody. In both TACTI-002 and INSIGHT-004, some deep and durable responses were seen in patients who typically do not respond to immune checkpoint therapy, giving us hope that efti is able to turn “cold” tumours to “hot” tumours where the immune system switches back on to fight the cancer.

Our clinical results have proven their strength in attracting and deepening partnerships with large pharmaceutical companies which share our excitement about the potential of LAG-3. Immutep formed a second collaboration with MSD this year for a new Phase IIb trial in HNSCC, called TACTI-003, which evaluates efti in combination with pembrolizumab. Similarly, we are collaborating again with Merck KGaA for the new INSIGHT-005 Phase I/IIa clinical study to evaluate efti in combination with bintrafusp alfa, an investigational bifunctional fusion protein immunotherapy being jointly developed by Merck KGaA and GlaxoSmithKline. Additionally, we entered into a new licence and collaboration agreement with LabCorp to support their development of immuno-oncology products or services. These new collaborations build on our ongoing partnerships with GSK, Novartis, EOC Pharma and CYTLIMIC.

The continued strength of our efti results in multiple cancer settings and in many different strategic therapeutic combinations has also given us confidence to commence the planning of a Phase III trial in metastatic breast cancer. Not only does this planned late-stage study strengthen our position for business development discussions, but, if the results are positive, it will also provide us with registration data to submit to the relevant competent authorities. Our efti pipeline has also been expanded with other new trials, including the first triple combination therapy of efti, chemotherapy and anti-PD-1 therapy.

We have begun to scale up the manufacturing process for efti to produce the greater quantities of efti needed for our larger trials and for potential commercialisation. The major scale up steps are taking place throughout calendar year 2021 and are progressing well.

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CHAIRMAN’S LETTER

We undertook two financings during the past twelve months and were delighted to be supported by multiple new and existing institutional investors from Australia and offshore. In November 2020, Immutep successfully raised A$29.6 million via a placement and then in June 2021, we conducted a two-tranche placement and share purchase plan which raised a total of A$67.2 million, with tranche two completed following approval by shareholders at an EGM in July 2021.

As well as supporting our ongoing efti trials, the funds raised enable us to significantly expand our clinical development and manufacturing programs and to advance our pre-clinical program in autoimmune disease. Importantly, the financings expand our programs and also extend our cash runway to the end of calendar year 2023.

On behalf of the Board, I would like to thank our loyal shareholders who have supported Immutep as it stepped onto the world stage this year as the leading LAG-3 pure-play biotech company. I am proud of the work that the management team has accomplished over the years to bring us to this point and am equally excited about what lies ahead.

Immutep is transforming into a late-stage biotech as it continues to progress efti towards the path to registration whilst also strengthening its business development position. Our AIPAC trial is on track to report final data in the second half of calendar year 2021 and we expect to report further interim results from TACTI-002 in calendar year 2021 or early calendar year 2022 and initial interim results from TACTI-003 in calendar year 2022.

We look forward to reporting our progress to you as we enter this exciting phase.

Yours sincerely,

Dr. Russell Howard

Chairman

Immutep Limited

30 August 2021

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REVIEW OF OPERATIONS AND ACTIVITIES

PRINCIPAL ACTIVITIES

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Immutep has four product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead in-house product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in later-stage clinical development for the treatment of cancer.

Immutep has a second in-house product candidate (IMP761) which is in pre-clinical development for the treatment of autoimmune disease, and two clinical programs that are fully licensed to major pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

The financial year 2021 was very important for Immutep as the LAG-3 field made major advancements and as Immutep prepared for the expansion of its pipeline of efti trials to become a late-stage biotech. The Company continued to report encouraging efficacy results for efti in multiple clinical trials including AIPAC (Phase IIb), TACTI-002 (Phase II) and INSIGHT-004 (Phase I).

Efti is showing promise as a therapy to boost the body’s immune response against cancer cells and continues to be safe and well tolerated, giving the Company confidence to advance it into registrational trials.

During the year, Immutep embarked on new clinical trials of efti and announced new collaborations with leading pharmaceutical companies and academic institutions. The Company’s new trials are TACTI-003 (Phase IIb) which is being conducted under a second collaboration agreement with pharmaceutical partner, Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada), INSIGHT-005 (Phase I/IIa) under a new collaboration with Merck KGaA, and INSIGHT-003 (Phase I). The INSIGHT-003 and INSIGHT-005 trials are part of the Investigator-Initiated Trial (“IIT”) INSIGHT clinical trial platform.

During the financial year, Immutep also announced new or continuing collaborations with Monash University and Cardiff University.

In preparation for 2,000L scale manufacturing and potential registration, Immutep commenced the scale up of GMP manufacturing for efti. It also strengthened its intellectual property position for its technologies, with new patents being granted for efti, IMP761 and leramilimab (otherwise known as LAG525, licensed to Novartis) during the financial year.

With the support of new and existing shareholders, Immutep completed two financings during the financial year. In November 2020 Immutep successfully raised A$29.6 million via a placement which was supported by institutional investors in Australia and offshore.

Later in June 2021, the Company conducted a two-tranche placement and share purchase plan which raised a total of A$67.2 million. Tranche two completed in July 2021 following approval by shareholders at an EGM. Multiple existing institutional shareholders from Australia and offshore participated in this placement, including new substantial shareholder, Fidelity International.

The funds are supporting Immutep’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes. The financings have significantly improved Immutep’s financial flexibility and extended its cash runway to the end of calendar year 2023.

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REVIEW OF OPERATIONS AND ACTIVITIES

Clinical Trials with Eftilagimod Alpha

AIPAC - Phase IIb

AIPAC evaluates efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. The trial is a randomised, double blinded, placebo-controlled clinical study with 227 evaluated HR+/HER2- metastatic breast cancer patients and is taking place across more than 30 clinical trial sites in Germany, UK, France, Hungary, Belgium, Poland, and the Netherlands. The combination therapy aims to boost the body’s immune response against tumour cells compared to chemotherapy plus placebo.

Immutep reported first overall survival (OS) data from approximately 60% of events in December 2020. The results were selected for a spotlight presentation at the San Antonio Breast Cancer Symposium 2020. The study reported a promising and improving overall trend in OS with a median survival benefit of +2.7 months from efti plus chemotherapy (“efti group”), compared to chemotherapy plus placebo (“placebo group”). In addition, a statistically significant OS benefit was observed in the efti group in key pre-defined patient groups:

•

in patients under 65 years of age, a +7.1 month survival benefit was observed in the efti group which reported a median OS of 21.9 months vs. 14.8 months in the placebo group, reflecting nearly 50% longer survival; and

•	in patients with a low starting monocyte count, a +9.4 month survival benefit was observed in the efti group, with a median OS of 22.4 months vs. 12.9 months in the placebo group, nearly 75% longer.

The trial is on track to report final OS data in H2 of calendar year 2021.

New Registrational Trial - Phase III

In June 2021, Immutep announced plans to conduct a new Phase III clinical trial evaluating efti in combination with paclitaxel chemotherapy in patients with metastatic breast cancer. The study will be based on Immutep’s Phase IIb AIPAC trial which reported encouraging interim results in key patient subgroup populations during the financial year. Planning for the Phase III trial has commenced and Immutep will announce further details in FY22.

TACTI-002 (also designated KEYNOTE-798) - Phase II

TACTI-002 is Immutep’s Phase II study evaluating the combination of efti with KEYTRUDA® (pembrolizumab) in up to 183 patients with non-small cell lung cancer (NSCLC) in 1st and 2nd line (Parts A and B, respectively) and 2nd line head and neck squamous cell carcinoma (HNSCC) (Part C). The study is taking place at different clinical sites across Australia, Europe, the UK and US. It is being conducted in collaboration with MSD and is called KEYNOTE-798 by MSD.

Immutep continued to report consistently encouraging interim results from TACTI-002 during the financial year at world-leading conferences, including the ESMO Virtual Congress 2020 in September 2020, the Society for Immunotherapy of Cancer (SITC) 35th Anniversary 2020 Annual Meeting in November 2020 and the American Society of Clinical Oncology’s (ASCO) 2021 Annual Meeting in June 2021.

At ASCO 2021, Immutep reported the combination therapy of efti and pembrolizumab showed a very favourable overall response rate (ORR) together with very encouraging duration and depth of response in 1st line NSCLC (Part A) and 2nd line HNSCC (Part C). In 1st line NSCLC, the Overall Response Rate (ORR) was 41.7% on an intention-to-treat basis as assessed by blinded independent central review. This included 2 Complete Responses (CRs) where patients reported complete disappearance of tumour lesions. In 2nd line HNSCC, the ORR was 29.7% on an intention-to-treat basis and included 5 CRs (13.5%).

Tumor responses were seen in all PD-L1 subgroups, including in low PD-L1 expressing patients which are typically less responsive to anti-PD-1 therapy. Importantly, the combination therapy continues to be safe and well tolerated.

Based on the encouraging results reported at ESMO and SITC in 2020, Immutep began plans for its new TACTI-003 Phase IIb trial (detailed below). In addition, Immutep and its partner MSD also expanded the TACTI-002 study to include a further 74 additional patients with 1st line NSCLC, creating a Stage 3 for Part A.

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REVIEW OF OPERATIONS AND ACTIVITIES

Recruitment is currently tracking well for the additional 74 1st line NSCLC patients for the expansion of Part A, with 43 patients already enrolled. Immutep expects to report further interim data for TACTI-002 in calendar year 2021 or early calendar year 2022.

TACTI-003 - Phase IIb

Robust data reported from Immutep’s TACTI-002 study in 2nd line HNSCC patients provided a compelling basis for Immutep to pursue additional clinical development of efti in HNSCC.

In November 2020, the Company announced plans for a new study in the commercially more relevant 1st line recurrent or metastatic HNSCC setting. The new trial, called TACTI-003, is a randomised, controlled Phase IIb clinical study in up to 154 patients and marks Immutep’s second collaboration with MSD to evaluate KEYTRUDA® (pembrolizumab) in combination with efti.

Immutep received Fast Track designation in 1st line recurrent or metastatic HNSCC from the United States Food and Drug Administration (FDA) in April 2021, opening up the potential for expedited development and review.

Following the close of the financial year, Immutep completed the necessary regulatory steps with the US FDA and obtained institutional review board approval in the US to commence the TACTI-003 trial.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT is an investigator-initiated clinical trial platform investigating efti in different combination treatments. INSIGHT consists of 5 different arms from stratums A to E.

INSIGHT-004 (Stratum D) – in collaboration with Merck KGaA & Pfizer:

IKF presented encouraging final data from the Phase I INSIGHT-004 arm (stratum D) at the ASCO 2021 Annual Meeting. Promising activity signals were reported from patients treated with the combination of efti and Bavencio® (avelumab), with a response rate of 41.7% in patients with different solid tumours. In addition, deep and durable responses were seen in patients with low or no PD-L1 expression and in indications such as gastroesophageal and cervical cancer which typically do not respond to immune checkpoint therapy. Importantly, the combination therapy showed a good safety profile.

INSIGHT-004 was conducted under Immutep’s collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc., which are co-developing and co-commercialising avelumab.

INSIGHT-003 (Stratum C) – first triple combination therapy study with efti:

INSIGHT-003 is a new Phase I study of efti and the first evaluating this candidate as part of a triple combination therapy consisting of efti, chemotherapy and anti-PD-1 therapy in up to 20 patients with various solid tumours. All regulatory and ethical approvals have been received to commence the study and the first patient was enrolled and safely dosed following the year end in August 2021.

First interim results are expected in 2022. Final results are expected to inform a potential Phase II study evaluating the triple combination therapy, potentially in NSCLC.

INSIGHT-005 (Stratum E) – new study in collaboration with Merck KGaA:

In June 2021, Immutep signed a collaboration and supply agreement with Merck KGaA, Darmstadt, Germany for a new study called INSIGHT-005 to evaluate efti in combination with bintrafusp alfa, an investigational bifunctional fusion protein immunotherapy being jointly developed by Merck, Darmstadt, Germany, and GlaxoSmithKline. The study is a multi-centre, open-labelled Phase I/IIa trial in 12 previously treated patients with different solid tumours. The first patient is expected to be enrolled in H2 of calendar year 2021.

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REVIEW OF OPERATIONS AND ACTIVITIES

EOC Pharma - Phase II (China)

EOC Pharma (EOC) is Immutep’s partner and licensee for efti in Greater China. In December 2020, Immutep announced that EOC had plans to commence a new Phase II clinical trial evaluating efti (designated as EOC202 in China) in combination with chemotherapy in metastatic breast cancer patients in China. This announcement followed Immutep’s announcement of encouraging first OS data from its Phase IIb AIPAC study which was presented at the San Antonio Breast Cancer Symposium in December 2020.

The new Phase II study will be fully funded by EOC Pharma who sponsored the completed Phase I bridging study in Mainland China.

EOC Pharma has also recently completed 2000L scale up manufacturing steps and demonstrated its comparability to be used in the further clinical trials and New Drug Application enabling activities in China.

CYTLIMIC - Phase I

CYTLIMIC is developing a therapeutic cancer vaccine in collaboration with Immutep. The vaccine, known as CYT001, comprises (a) peptide antigens selected using an AI-based peptide binding prediction technology developed by NEC Corporation and (b) a synergistic combination adjuvant of efti and Hiltonol (Poly-ICLC).

During the financial year, CYTLIMIC completed a Phase I study (YCP02) evaluating CYT001 in 20 patients with resectable hepatocellular carcinoma (HCC). In addition, a Phase I trial (CRESCENT1) evaluating 6 patients with advanced HCC is being conducted in collaboration with Chiba University and remains ongoing.

CYTLIMIC also continued to take steps to protect aspects of the vaccine formulation with patents being obtained in the United States, Europe and China.

EAT COVID - Phase II

EAT COVID is an investigator-initiated Phase II clinical trial being conducted in the Czech Republic by the University Hospital Pilsen, which is the sponsor of the trial and has full control and responsibility for running and funding it. The study is evaluating efti in up to 110 hospitalised patients with COVID-19.

In January 2021, safety data reported by the University Hospital Pilsen from the first six patients were reviewed by an independent Data and Safety Monitoring Board. All six patients (age range, 50-83 years; 2 women and 4 men) received the three planned 10 mg efti injections and were since discharged from hospital with no adverse events reported.

The safety data prompted the Hospital to initiate enrolment for the randomised portion of the study which is ongoing.

The first cohort of the randomised stage has not been fully recruited yet. Currently 11/26 patients for this cohort have been recruited. While there were many COVID-19 cases in the Czech Republic earlier this year, the University Hospital Pilsen (which is the only site where recruitment for this trial is taking place) was overwhelmed and focused on the most severe cases. Now recruitment at this site has slowed due to declining COVID-19 patient numbers and increasing vaccination rates in the Czech Republic.

As the study is randomized and blinded we do not possess new data at this point in time, but will update the market as soon as we become aware of those from the investigator.

Eftilagimod Alpha Manufacturing

Throughout the financial year, Immutep and its manufacturing partner WuXi Biologics have been scaling up efti’s GMP manufacturing in preparation for potential commercial manufacturing and registration. The aim is to increase the manufacturing process from 200L to 2,000L capacity bioreactors. A number of the major scale up steps were completed in FY 2021 with several steps scheduled to take place in the remainder of calendar year 2021.

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REVIEW OF OPERATIONS AND ACTIVITIES

Preclinical Research & Development

IMP761

IMP761 is Immutep’s immunosuppressive agonist antibody to LAG-3 which aims to treat the causes of autoimmune disease, such as inflammatory bowel disease, rheumatoid arthritis, and multiple sclerosis, rather than merely treat the symptoms. Immutep is continuing GMP manufacturing preparations for IMP761 for planned pre-clinical evaluations of the product candidate ahead of clinical trials. Cell line development has been completed and preparations for GMP manufacturing have begun.

Cardiff University

Immutep has advanced the discovery and development of a potential new generation of small molecule anti-LAG-3 therapies under its collaboration project with Cardiff University, commenced in 2019. The project aims to make an oral LAG-3 treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several other companies.

Monash University

Providing a further three years of funding, Immutep and its research partner, Monash University, were awarded a A$671,427 grant under the Australian Research Council’s (ARC) Linkage Project for the research collaboration into Lymphocyte Activation Gene-3 (LAG-3) in August 2020.

The collaboration commenced in 2017 and investigates the structure of LAG-3 and how it binds to its main ligand, MHC Class II. The renewed funding will allow investigation into the way LAG-3 controls T cell function and may ultimately lead to the development of a new generation of innovative medicines for the treatment of cancer, autoimmune disease, or infectious disease.

Licensed Programs

Novartis - IMP701 - Phase II

Novartis is Immutep’s partner for the development of Ieramilimab (Novartis code: LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. Leramilimab is being evaluated in five ongoing trials in multiple cancer indications and in a total of more than 1,000 patients. Data was presented by Novartis at SITC in November 2020.

GlaxoSmithKline (GSK) - IMP731 - Phase I

GSK is Immutep’s partner for GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody. In January 2021, GSK stopped its Phase II clinical trial evaluating GSK2831781 in 242 ulcerative colitis patients following a planned assessment of interim clinical data and in consultation with the trial’s Data Review Committee. GSK is conducting further reporting, assessment and analyses of the efficacy and safety data and evaluating the biology to determine next steps for the GSK2831781 development program.

GSK2831781 was previously successfully clinically evaluated in a Phase I study in patients with psoriasis which showed preliminary evidence of clinical efficacy. GSK also completed a Phase I study in 36 healthy Japanese and Caucasian volunteers in 2019. GSK2831781 continues to be under an exclusive license with GSK.

LabCorp

In October 2020, Immutep entered into a Licence and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) to support the development of immuno-oncology products or services. Immutep was selected by LabCorp for its in-depth LAG-3 expertise and knowledge. The Company received an upfront fee, with further commercial milestones and service payments to come.

LabCorp co-authored with Bristol Myers Squibb an abstract released in March 2021 on the distribution and prevalence of LAG-3 expression in samples of melanoma and gastric/gastroesophageal junction cancer for the American Association for Cancer Research (AACR) Annual Meeting 2021.

Intellectual Property

Immutep has continued its active intellectual property protection program for its technologies throughout the financial year, with 9 new patents being granted for efti, IMP761 and leramilimab.

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REVIEW OF OPERATIONS AND ACTIVITIES

Immutep was granted a new patent from the United States Patent & Trademark Office (USPTO) to protect combined preparations comprising efti and a PD-1 pathway inhibitor, specifically either pembrolizumab (as being evaluated in TACTI-002) or nivolumab. The USPTO later granted a divisional patent, building on the protection provided by the parent patent. A similar divisional patent was also granted by the European Patent Office (EPO) during the financial year.

The USPTO and Chinese Patent Office each granted a new patent drawn to efti in combination with certain chemotherapies, building on corresponding Australian, European and Japanese patents.

The EPO granted a new patent protecting Immutep’s pre-clinical product candidate, IMP761, and also to the use of IMP761 in the treatment of T-cell mediated inflammatory and autoimmune diseases.

The USPTO and the Australian Patent Office each granted a new patent drawn to embodiments of leramilimab. These new patents build on the corresponding US, European and Japanese patents granted in previous years. The European Patent Office also granted a patent directed to combination therapy with leramilimab. These patents are drawn to embodiments of leramilimab and are co-owned by Immutep SAS and Novartis AG.

Financial Performance

Licensing revenue was nil in FY 2021 compared to A$7.49 million in FY 2020. In FY 2020 the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during FY 2021.

The research material sales increased from A$280K in FY 2020 to A$313K in FY 2021.

In April 2021, Immutep received a cash rebate of A$1.16 million from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in FY 2020 for the TACTI-mel and TACTI-002 trials. In addition, Immutep has recognised approximately A$986K in grant income from the Australian Federal Government’s R&D tax incentive program for FY 2021.

The Company’s French subsidiary recognised A$3.41 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2020 and A$998K for the first half of calendar year 2021.

Interest income decreased from A$200K in FY 2020 to A$105K in FY 2021. The decrease was mainly due to the decrease in weighted average interest rates. Total revenue and other income decreased from A$16.50 million in FY 2020 to A$3.97 million in FY 2021.

Research and development and intellectual property expenses decreased from A$22.47 million in FY 2020 to A$17.24 million in FY 2021. This decrease was mainly attributable to the significant decrease of clinical trial costs related to the completion of the TACTI-mel trial and the winding down of the AIPAC trial as all patients have completed the treatment and moved into the follow-up phase.

Whilst clinical trial costs related to AIPAC are expected to decline further given the trial is being finalised, costs related to TACTI-002 are expected to rise further with the expansion announced in November 2020, which includes an additional 74 patients with 1st line non-small cell lung cancer (NSCLC).

Clinical trial costs related to TACTI-003 are also expected to increase significantly in FY 2022 due to the planned progress of the clinical trial.

Corporate administrative expenses for FY 2021 were A$6.28 million compared to A$6.34 million for FY 2020.

The loss after tax for FY 2021 of A$29,902,624 was significantly higher compared to A$13,468,232 for FY 2020. This increase was mainly attributable to a decrease in licensing revenues as well as an increase in non-cash changes in the fair value of financial liabilities.

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REVIEW OF OPERATIONS AND ACTIVITIES

In FY 2021, the Company recognised a non-cash loss of $8.66m from the net change in fair value of warrants due to the share price increase, whilst in FY 2020 a gain of $2.21m in the net change in fair value of warrants was recognised. Removing the impact of this non-cash item results in a loss after tax for FY 2021 of ~$21.24M.

Outlook

Over the financial year, the LAG-3 immunotherapy space saw major advancements, particularly the announcement of Phase III data in 1st line melanoma (RELATIVITY-047) by Bristol Myers Squibb which provided significant validation of the LAG-3 – MHC class II immune control mechanism. Besides PD-1 and CTLA-4, LAG-3 is now considered to be the third major immune checkpoint.

Against this exciting backdrop, efti is being advanced in many different trials, including newly announced trials, and across multiple different cancer settings. Immutep has the support of its large pharma collaboration partners for much of this work, including MSD, Merck Germany, and Pfizer. These studies will generate further value creating data in the new financial year, de-risking efti and supporting Immutep’s business development efforts.

With patients now being dosed for newly announced trials and planning underway for the new Phase III study in metastatic breast cancer, we are already making good progress in the potentially transformative 2022 financial year. The Company is progressing the manufacturing scale up steps to reach commercial quantities of efti and expects to provide further updates on regulatory engagements with the FDA and EMA throughout the year. Finally, Immutep’s financial position is now the strongest it has ever been, providing the Company with the financial means to continue to play a key role in the rapidly emerging and exciting LAG-3 space.

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to updating you with more data results in the months ahead.

Sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

30 August 2021

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DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘Group’) consisting of Immutep Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2021.

Directors

The following persons were directors of Immutep Limited during the whole of the financial year and up to the date of this report:

Dr Russell Howard (Non- Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director & Chief Executive Officer)

Mr Grant Chamberlain (Non-Executive Director)

Principal activities

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss after tax for the consolidated entity amounted to $29,902,624 (30 June 2020: loss after tax of $13,468,232). The basic earnings per share for financial year 2021 is loss of 5.03 cents per share (30 Jun 2020: loss of 3.26 cents per share adjusted for bonus element in relation to capital raise in FY2021).

Immutep’s operations continued with limited disruption as a result of the COVID-19 pandemic, with the Group focusing on protecting the health of patients recruited into its clinical trials and its employees.

The Group is continuously monitoring the impact of COVID-19 on its operations and on the carrying value of certain assets. The Group has worked closely with the regulators and clinical trial sites and implemented measures to safeguard our patients and employees. The Group developed a comprehensive response strategy including establishing cross-functional response teams and implementing business continuity plans to manage the impact of the pandemic on our employees, patients, and our business. The Group managed to address these challenges without a material impact on its clinical program and financial performance for the year.

Patient recruitment was already well underway for the TACTI-002 and finished for INSIGHT-004 in April 2020 and the Group’s largest trial, AIPAC, was fully recruited when the COVID-19 pandemic was declared. However, the extent to which the COVID-19 pandemic may impact the Group’s business moving forward will depend on future developments, which are highly uncertain and cannot be predicted at this time. The Group will continue to assess the impact on every level. Further detail is contained in the Review of Operations and Activities on page 4.

Significant changes in the state of affairs

During the financial year, the Company had successfully conducted two capital raisings in Australia, raising a total of approximately $96.8 million. The first capital raise was completed in November 2020, raising $29.6m from a placement offer.

Later in June 2021, the Company conducted the second capital raising which involved a two-tranche placement and a share purchase plan which raised a total of A$67.2 million. Tranche two of the placement was completed in July 2021 following approval by shareholders at an EGM.

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DIRECTORS’ REPORT (CONTINUED)

The proceeds from the capital raisings will drive development of Immutep’s immuno-oncology and autoimmune programs including its lead product candidate, eftilagimod alpha. The capital raisings during the financial year have strengthened the Group’s balance sheet ahead of a number of key clinical data value inflection points thus extending the Group’s cash reach to end of 2023 calendar year.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

The capital raising conducted in June 2021 (Two-Tranche Placement) included:

•	Tranche 1 placement of 26.4m shares

•	Tranche 2 placement of 89.0m shares

•	Share Purchase Plan (SPP) offer to eligible shareholders

At the Annual General Meeting (AGM) on 26 July 2021, the Shareholders of the Company:

•	ratified Tranche 1 Shares (26.4m shares) which were issued on 28 June 2021.

•	approved the issue of Tranche 2 shares (89.0m shares) which were issued to Shareholders on 30 July 2021.

The SPP shares (13.8m shares) were issued on 23 July 2021.

No other matter or circumstance has arisen since 30 June 2021, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity are included in the Review of Operations and Activities on page 4. Information on the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

Immutep’s activities in respect of the conduct of preclinical and clinical trials and the manufacturing of drugs are undertaken in accordance with applicable environment and human safety regulations in each of the jurisdictions in which the Company has operations. The Company is not aware of any matter that requires disclosure with respect to any significant regulations in respect of its operating activities and believes that there have been no issues of non-compliance during the period.

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Dr Russell Howard	–	Non-Executive Chairman

Qualifications	–	PhD

Experience and expertise	–	Dr. Russell Howard is an Australian scientist, executive manager, and entrepreneur. He was a pioneer in molecular parasitology and commercialisation of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Date of appointment	–	Appointed as Non-Executive Director on 8 May 2013 and appointed as Non-Executive Chairman on 17 November 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Chair of Remuneration Committee and Member of Audit and Risk Committee

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DIRECTORS’ REPORT (CONTINUED)

Mr Pete Meyers	–	Non-Executive Director and Deputy Chairman

Qualifications	–	BS, MBA

Experience and expertise	–	Pete Meyers is the Chief Financial Officer of Slayback Pharma LLC. Prior to joining Slayback, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and serves on the Board of Directors of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Date of appointment	–	Appointed as Non-Executive Director on 12 February 2014 and appointed as Non-Executive Deputy Chairman on 17 November 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Chairman of the Audit & Risk Committee, Member of the Remuneration Committee

Mr Marc Voigt	–	Executive Director & Chief Executive Officer (CEO)

Qualifications	–	MBA

Experience and expertise	–	Marc has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Date of appointment	–	9 July 2014

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None
Special responsibilities	–	None

Mr Grant Chamberlain	–	Non-Executive Director

Qualifications	–	LLB (Hons), BCom

Experience and expertise	–	Mr Chamberlain is a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honors and a Bachelor of Commerce from the University of Melbourne.

Date of appointment	–	21 August 2017

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Member of the Audit and Risk Committee and Remuneration Committee

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DIRECTORS’ REPORT (CONTINUED)

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2021, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Dr Russell Howard	5	5	1	1	2	2
Mr Pete Meyers	5	5	—	1	2	2
Mr Marc Voigt	5	5	—	—	—	—
Mr Grant Chamberlain	5	5	1	1	2	2

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,

Chief Operating Officer, General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

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DIRECTORS’ REPORT (CONTINUED)

REMUNERATION REPORT (AUDITED)

The Directors are pleased to present the 2021 remuneration report which sets out remuneration information for Immutep Limited’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position

Dr Russell Howard	Non – Executive Chairman

Mr Pete Meyers	Non – Executive Director and Deputy Chairman

Mr Marc Voigt	Executive Director & Chief Executive Officer

Mr Grant Chamberlain	Non – Executive Director

Key management personnel

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

The remuneration report is set out under the following main headings:

A    Principles used to determine the nature and amount of remuneration

B     Details of remuneration

C    Service agreements

D    Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration Governance

The Remuneration Committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-Executive Director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ remuneration are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 4th edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity.

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DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international marketplaces,

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and

•	acceptable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation, social security payments and health insurance

•	short-term performance incentives, and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There are no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long-term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones and business development activities in a manner that aligns the executive’s performance pay with value creation for shareholders.

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

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DIRECTORS’ REPORT (CONTINUED)

A. Principles used to determine the nature and amount of remuneration (continued)

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our global operations the Board adopted the Company’s incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with shareholders’ interests. The Company’s ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP. The LTI is intended to:

•	reward high performance and to encourage a high-performance culture

•	align the interest of executives and senior management with those of the company and shareholders

•	provide the company with the means to compete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors

•	assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

Voting and comments made at the Company’s 2020 Annual General Meeting

At the Company’s 2020 AGM 96.97% “yes” votes were cast in favour on the poll for the resolution on its remuneration report for the 2020 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing, and controlling the major activities of the consolidated entity) are set out in the following tables.

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (Continued)

Amounts of remuneration (Continued)

30-Jun-21	Short-term Benefits					Post - Employment	Long- term	Share-based Payments				Total
						Benefits	Benefits
	Salary and fees		Cash bonus	Non Monetary		Superannuation/ Retirement benefits	Long service leave	Executive Performance Rights		Non-executive Performance Rights
	$		$	$		$	$	$		$		$
Dr R Howard	82,192		—	—		7,808	—	—		53,452	[1]	143,452
Mr P Meyers	—		—	—		—	—	—		113,508	[2]	113,508
Mr G Chamberlain	—		—	—		—	—	—		164,948	[3]	164,948
Mr M Voigt	408,593	**	123,942	24,167	#	—	—	437,885	[4]	—		994,587
Other Key Management Personnel
Dr F Triebel	271,522	*	—	163,620	#	118,270	—	305,218	[5]	—		858,630
Ms D Miller	225,500	***	100,000	—		30,923	9,059	203,479	[5]	—		568,961

	987,807		223,942	187,787		157,001	9,059	946,582		331,908		2,844,086

*	The cash salary for Dr Triebel remains the same as FY 2020. The variances are from the foreign currency translation.
**	The cash salary for Mr Voigt increased by EUR12.5k p.a. effective January 2021.
***	The cash salary for Ms Miller increased by AUD 11k p.a. effective January 2021.
#

Non-monetary benefits include compulsory employer funded social security contributions ($24,167 for Mr M Voigt and $163,620 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with French and German regulations.

[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019). The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020). The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017). The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018). The third tranche of 273,637 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The final 273,637 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights (Post share consolidation) will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[3]

Mr G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018). The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The third tranche of 426,654 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 6 November 2020, Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 27 October 2020. As indicated in the 2020 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $90,000 p.a. divided by $0.20 (being the closing share price on 18 August 2020). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 450,000 performance rights will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 450,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 450,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[4]

On 2 December 2019, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 1 November 2019. One-third vested on 1 October 2020; One-third is due to vest on 1 October 2021 and One-third is due to vest on 1 October 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

[5]

On 3 October 2019, Ms Deanne and Dr F Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third vested on 1 October 2020 to Ms D Miller and Dr F Triebel; One -third is due to vest on 1 October 2021 to Ms D Miller and Dr F Triebel and one-third is due to vest on 1 October 2022 to Ms D Miller and Dr F Triebel. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

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DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

30-Jun-20	Short-term Benefits					Post- Employment	Long- term	Share-based Payments				Total
						Benefits	Benefits
	Salary and fees		Cash bonus	Non Monetary		Superannuation	Long service leave	Executive Performance Rights*		Non-executive Performance Rights***
	$		$	$		$	$	$		$		$
Dr R Howard	82,192		—	—		7,808	—	—		60,725	[1]	150,725
Mr P Meyers	—		—	—		—	—	—		187,046	[2]	187,046
Mr G Chamberlain	—		—	—		—	—	—		45,050	[3]	45,050
Mr M Voigt	411,418	**	45,000	23,410	#	—	—	469,830	[4,5]	—		949,658
Other Key Management Personnel
Dr F Triebel	279,123	**	—	113,697	#	—	—	325,313	[4,6]	—		718,133
Ms D Miller	220,000		30,000	—		23,750	6,367	219,545	[4,6]	—		499,662

	992,733		75,000	137,107		31,558	6,367	1,014,688		292,821		2,550,274

All number of performance rights and exercising price have been adjusted for the 10 to 1 share consolidation in November 2019.

*

The remuneration recognised for Executive and Non-executive performance rights is measured in accordance with AASB 2 Share Based payments at the historical grant date fair value. If the amounts were measured at the 30 June share price, the amounts disclosed would be $152,269 for Non-Executive Performance Rights and $600,009 for Executive Performance Rights.

**	The cash salary for both Mr Voigt and Dr Triebel remains the same as FY 2019. The variances are from the foreign currency translation.
#

Prior year non-monetary benefits in the remuneration report have been adjusted in the current year to include compulsory employer funded social security contributions ($23,410 for Mr M Voigt and $113,697 for Dr F Triebel), which have been deemed to be Employee benefits under accounting standards.

***

The Non-Executive Director’s Non-Monetary short-term benefits that relate to share based payments are now classified under “Share-Based Payments, Non-Executive Performance Rights”, accordingly the comparative figures have been reclassified.

[1]

Dr Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019). The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020). The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

[2]

Mr Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including 9 September 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017). The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018). The third tranche of 273,637 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The final 273,637 vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights (Post share consolidation) will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 500,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 500,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

[3]

Mr G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including 21 August 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018). The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019). The third tranche of 426,654 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

[4]

Vesting dates for the Performance Rights issued to Mr M Voigt, Ms D Miller, and Dr F Triebel on 4 December 2017 were as follows: One-third vested on 1 December 2017 to Mr M Voigt, Ms D Miller, and Dr F Triebel; One-third vested on 1 December 2018 to Mr M Voigt, Ms D Miller, and Dr F Triebel; One-third vested on 1 December 2019 to Mr M Voigt, Ms D Miller, and Dr F Triebel.

[5]

On 2 December 2019, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on 1 November 2019. One-third vested on 1 October 2020; One-third is due to vest on 1 October 2021 and One-third is due to vest on 1 October 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

[6]	On 3 October 2019, Ms Deanne and Dr F Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP).

The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows:

•	1/3 vested on 1 October 2020.

•	1/3 are due to vest on 1 October 2021.

•	1/3 are due to vest on 1 October 2022.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page  |  19

DIRECTORS’ REPORT (CONTINUED)

B. Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2021	2020	2021	2020	2021	2020
Non-Executive directors
Dr R Howard	100%	100%	—	—	—	—
Mr Pete Meyers	100%	100%	—	—	—	—
Mr Grant Chamberlain	100%	100%	—	—	—	—
Executive directors
Mr M Voigt	44%	46%	12%	5%	44%	49%
Other Key Management Personnel
Dr F Triebel	51%	55%	—	—	49%	45%
Ms D Miller	47%	49%	17%	6%	36%	45%

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits, and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by the Remuneration Committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 15, 16, and 17 of the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2021.

Mr Marc Voigt	-	Executive Director & CEO

Agreement commenced:	-	9 July 2014

Details	-

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on 9 July 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	-	EUR 262,500

Ms Deanne Miller	-	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	-	17 October 2012

Details	-	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary	-	AUD 231,000

Dr Frédéric Triebel	-	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	-	12 December 2014

Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	-	EUR 170,040

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr Marc Voigt, Dr Frederic Triebel and Ms Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at 30 June 2021, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Page  |  20

DIRECTORS’ REPORT (CONTINUED)

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2021. During the year 3,650,291 performance rights and options were exercised and converted into ordinary shares.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows. All performance rights movement and fair value in the table are shown on post share consolidation basis.

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights**	Value per right at grant date**	% Vested and exercised 30 June 2021
				$
25 Nov 16(b)	Fixed short-term benefits	1 Oct 19	273,637	0.380	100
25 Nov 16(b)	Fixed short-term benefits	1 Oct 20	273,637	0.380	100
17 Nov 17(b)	LTI – Tranche 3	1 Oct 19	426,653	0.240	100
17 Nov 17(b)	LTI – Tranche 4	1 Oct 20	426,654	0.240	100
17 Nov 17(b)	LTI – Tranche 7	1 Dec 19	1,666,667	0.240	100
29 Nov 17(a)	LTI – Tranche 7	1 Dec 19	2,000,001	0.230	100
16 Nov 18(b)	LTI – Tranche 2	1 Dec 19	250,000	0.390	100
16 Nov 18(b)	LTI – Tranche 3	1 Dec 20	250,000	0.390	100
16 Nov 18(b)	LTI – Tranche 4	1 Dec 21	250,000	0.390	—
3 Oct 19(b)	LTI – Tranche 1	1 Oct 2020	1,500,000	0.260	100
3 Oct 19(b)	LTI – Tranche 2	1 Oct 2021	1,500,000	0.260	—
3 Oct 19(b)	LTI – Tranche 3	1 Oct 2022	1,500,000	0.260	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2021	500,000	0.280	—
1 November 19(b)	LTI – Tranche 2	1 Oct 2022	500,000	0.280	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2023	500,000	0.280	—
1 November 19(b)	LTI – Tranche 1	1 Oct 2020	1,200,000	0.280	100
1 November 19(b)	LTI – Tranche 2	1 Oct 2021	1,200,000	0.280	—
1 November 19(b)	LTI – Tranche 3	1 Oct 2022	1,200,000	0.280	—
27 October 20 (b)	LTI – Tranche 1	1 Oct 2021	450,000	0.255	—
27 October 20 (b)	LTI – Tranche 2	1 Oct 2022	450,000	0.255	—
27 October 20 (b)	LTI – Tranche 3	1 Oct 2023	450,000	0.255	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.
(b)	No performance hurdles have been set with respect to these performance rights granted.
*

In addition to the performance hurdles set, the participant must be employed by the company on the vesting date. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share.

**	On 5 November 2019, there was a 10 to 1 share consolidation. All performance rights and fair value in the table above have therefore been adjusted accordingly.

Page  |  21

DIRECTORS’ REPORT (CONTINUED)

Details of bonuses and share-based compensation

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

For each cash bonus and grant of performance rights included in the tables on pages 18 to 21, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	For- feited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date*******	For- feited	Financial years in which rights may vest
	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	1,000,000	390,000	75%	250,000	97,500	—	2019, 2020, 2021 & 2022
Mr P Meyers	—	—	2017 2019	** *****	1,002,335 1,500,000	370,864 420,000	100 —%	273,637 —	64,305 —	— —	2018, 2019, 2020 & 2021 2022, 2023 & 2024
Mr G Chamberlain	—	—	2017 2020	*** ****	1,327,236 1,350,000	278,719 344,249	100 —%	426,653 —	100,264 —	— —	2019, 2020 & 2021 2022, 2023 & 2024
Mr M Voigt	100%	—	2019	*****	3,600,000	1,008,000	33%	1,200,000	282,000	—	2021, 2022 & 2023
Mr F Triebel	—	—	2019	*****	2,700,000	702,000	33%	900,000	211,500	—	2021, 2022 & 2023
Ms D Miller	100%	—	2019	*****	1,800,000	468,000	33%	600,000	141,000	—	2021, 2022 & 2023

*	Dr Russell Howard was issued 1,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 16 November 2018.

The first tranche of 250,000 performance rights vested on 1 December 2018 (being for continued service from 18 November 2017 to 17 November 2018).

The second tranche of 250,000 performance rights vested on 1 December 2019 (being for continued service from 18 November 2018 to 17 November 2019).

The third tranche of 250,000 performance rights vested on 1 December 2020 (being for continued service from 18 November 2019 to 17 November 2020).

The final 250,000 rights will vest on 1 December 2021 (being continued service from 18 November 2020 to 17 November 2021).

**	Mr Pete Meyers was issued 1,002,335 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of 181,425 performance rights vested on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017).

The second tranche of 273,636 performance rights vested on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018).

The third tranche of 273,637 performance rights vested 1 October 2019 (being for service from 1 October 2018 to 30 September 2019).

The final 273,637 vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

On 2 December 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 1 November 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on 14 August 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

***

Mr Grant Chamberlain was issued 1,327,236 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of 473,929 performance rights vested on 1 October 2018 (being for service from 21 August 2017 to 30 September 2018).

The second tranche of 426,653 performance rights vested on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019).

The third tranche of 426,654 performance rights vested on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

****

On 6 November 2020, Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 27 October 2020. As indicated in the 2020 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $90,000 p.a. divided by $0.20 (being the closing share price on 18 August 2020). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 450,000 performance rights will vest on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021). The second tranche of 450,000 performance rights due to vest on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022). The third tranche of 450,000 performance rights due to vest 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

*****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 October 2020

•	1/3 are due to vest on 1 October 2021

•	1/3 are due to vest on 1 October 2022

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

******

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Page  |  22

DIRECTORS’ REPORT (CONTINUED)

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Performance rights over ordinary shares in the company

Shares in the company that were held during the financial year by key management personnel of the Group, including their close family members and entities related to them. There were no shares granted during the reporting period as compensation.

(i) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2021.

(ii) Performance Rights holdings

2021	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	500,000	—	(250,000)	—	250,000	—	250,000
Mr Pete Meyers	1,773,637	—	(273,637)	—	1,500,000	—	1,500,000
Mr Marc Voigt	3,600,000	—	(1,200,000)	—	2,400,000	—	2,400,000
Mr Grant Chamberlain	426,654	1,350,000	(426,654)	—	1,350,000	—	1,350,000
Ms Deanne Miller	1,800,000	—	(600,000)	—	1,200,000	—	1,200,000
Dr Frédéric Triebel	2,700,000	—	(900,000)	—	1,800,000	—	1,800,000

	10,800,291	1,350,000	(3,650,291)	—	8,500,000	—	8,500,000

(iii) Ordinary Share holdings

2021	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	500,000	250,000	—	—	750,000
Mr Pete Meyers	1500,758	273,637	—	—	1,774,395
Mr Marc Voigt	7,647,445	1,200,000	—	—	8,847,445
Mr Grant Chamberlain	1,301,369	426,654	—	—	1,728,023
Ms Deanne Miller	3,003,892	600,000	—	(640,000)	2,963,892
Dr Frédéric Triebel	5,953,764	900,000	—	—	6,853,764

Total ordinary shares	19,907,228	3,650,291	—	(640,000)	22,917,519

ADRs
Mr Marc Voigt	45	—	—	—	45

Total ADR	45	—	—	—	45

This concludes the remuneration report, which has been audited.

Page  |  23

DIRECTORS’ REPORT (CONTINUED)

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number**		Listed/Unlisted Options
5 August 2015	4 August 2025		$0.248		847,600		Unlisted
4 July 2017	5 January 2023	US$	0.249	*	2,065,070	*	Unlisted
					2,912,670

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the end of this financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Page  |  24

DIRECTORS’ REPORT (CONTINUED)

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The board of directors has considered the position and, in accordance with advice received from the Audit and Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the financial year 2021 and 2020, no fee was paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 26.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Dr Russell Howard

Chairman

Sydney

30 August 2021

Page  |  25

Auditor’s Independence Declaration

As lead auditor for the audit of Immutep Limited for the year ended 30 June 2021, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Caroline Mara	Sydney
Partner	30 August 2021
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation. Page | 26

CORPORATE GOVERNANCE STATEMENT

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 4th edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address http://www.immutep.com/about-us/corporate-governance.

Page  |  27

FINANCIAL STATEMENTS

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.

Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 12

95 Pitt Street

Sydney NSW 2000

The financial statements were authorised for issue by the directors on 30 August 2021. The directors have the power to amend and reissue the financial statements.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 4 to 10 and in the directors’ report on pages 11 to 25, both of which are not part of these financial statements.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete.

All press releases, financial reports and other information are available on our website: www.immutep.com.

Page  |  28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2021

	Note	Consolidated
		30 June 2021	30 June 2020
		$	$
Revenue
License revenue		—	7,486,444
Other income
Research material sales		312,841	279,805
Grant income		3,549,965	5,973,034
Net gain on foreign exchange		—	346,331
Net gain on fair value movement of warrants	15	—	2,214,813
Interest income		105,327	199,541

Total revenue and other income		3,968,133	16,499,968

Expenses
Research & development and intellectual property expenses	5	(17,236,780)	(22,472,648)
Corporate administrative expenses	5	(6,282,105)	(6,338,652)
Finance costs		(9,825)	(10,457)
Net loss on foreign exchange		(507,042)	—
Net change in fair value of warrants	15	(8,663,013)	—
Net change in fair value of convertible note liability	16	(1,171,959)	(1,146,406)

Loss before income tax expense		(29,902,591)	(13,468,195)

Income tax (expense) / benefit	6	(33)	(37)

Loss after income tax expense for the year		(29,902,624)	(13,468,232)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(580,408)	99,957

Other comprehensive income/(loss) for the year, net of tax		(580,408)	99,957

Total comprehensive loss for the year		(30,483,032)	(13,368,275)

Loss for the year is attributable to
Owners of Immutep Limited		(29,902,624)	(13,468,232)

Total comprehensive loss for the year is attributable to
Owners of Immutep Limited		(30,483,032)	(13,368,275)

		Cents	Cents (Restated)
Basic loss per share	31	(5.03)	(3.26)
Diluted loss per share	31	(5.03)	(3.26)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Page  |  29

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2021

	Note	Consolidated
		30 June 2021	30 June 2020
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	60,593,191	26,322,047
Current receivables	8	6,124,231	3,293,692
Other current assets	9	1,701,969	1,536,135

Total current assets		68,419,391	31,151,874

Non-current assets
Plant and equipment	11	40,891	49,356
Intangibles	12	12,847,248	15,194,807
Right of use assets	19	268,813	201,215
Other non-current assets	10	454,190	—

Total non-current assets		13,611,142	15,445,378

TOTAL ASSETS		82,030,533	46,597,252

Current liabilities
Trade and other payables	14	4,781,729	2,934,367
Employee benefits	17	350,135	300,466
Lease liability	19	208,194	129,412

Total current liabilities		5,340,058	3,364,245

Non-current liabilities
Convertible note liability	16	2,526,870	8,789,113
Warrant liability	15	722,966	949,600
Employee benefits	18	88,915	61,978
Lease liability	19	80,113	132,971
Deferred tax liability	13	—	—

Total non-current liabilities		3,418,864	9,933,662

TOTAL LIABILITIES		8,758,922	13,297,907

NET ASSETS		73,271,611	33,299,345

EQUITY
Contributed equity	20	313,422,305	242,990,507
Reserves	21	34,491,526	66,014,899
Accumulated losses	21	(274,642,220)	(275,706,061)

Equity attributable to the owners of Immutep Limited		73,271,611	33,299,345

TOTAL EQUITY		73,271,611	33,299,345

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2021

Consolidated	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$

Balance at 1 July 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

Other comprehensive income for the year, net of tax	—	99,957	—	99,957
Loss after income tax expense for the year	—	—	(13,468,232)	(13,468,232)

Total comprehensive income/(loss) for the year	—	99,957	(13,468,232)	(13,368,275)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,555,622	—	—	20,555,622
Employee share-based payment		1,724,282	—	1,724,282
Exercise of vested performance rights	1,343,294	(1,343,294)	—	—

Balance at 30 June 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

Other comprehensive income for the year, net of tax	—	(580,408)	—	(580,408)
Loss after income tax expense for the year	—	—	(29,902,624)	(29,902,624)

Total comprehensive income/(loss) for the year	—	(580,408)	(29,902,624)	(30,483,032)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	41,172,232	—	—	41,172,232
Conversion of Convertible Notes	12,092,937	(31,073,830)	26,415,084	7,434,191
Exercise of Warrants net of transaction costs	15,595,335	—	4,551,381	20,146,716
Employee share-based payment	—	1,702,159	—	1,702,159
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at 30 June 2021	313,422,305	34,491,526	(274,642,220)	73,271,611

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2021

		Consolidated
		30 June 2021	30 June 2020
	Note	$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(19,514,293)	(26,579,450)
Cash receipts from grant income and government incentives		1,313,997	7,702,775
Cash receipts from license revenue		—	7,486,444
Cash receipts from research material sales		322,586	327,876
Interest received		112,243	229,348
Advance from customers		138,312	—
Income taxes paid		(33)	(37)
Payment for interest on leases		(13,154)	(6,295)

Net cash outflows from operating activities	30	(17,640,342)	(10,839,339)

Cash flows related to investing activities*
Payments for plant and equipment	11	(15,601)	(19,348)

Net cash outflows from investing activities		(15,601)	(19,348)

Cash flows related to financing activities*
Proceeds from issue of shares	20	43,307,232	22,030,556
Proceeds from exercising of warrants	15	11,266,430	—
Share issue transaction costs	20	(2,144,359)	(1,474,934)
Principal elements of lease payments	19	(214,378)	(77,541)
Advance payment from shareholders for SPP		465,000	—

Net cash inflows from financing activities		52,679,925	20,478,081

Net increase in cash and cash equivalents		35,023,982	9,619,394
Effect of exchange rate on cash and cash equivalent		(752,838)	134,671
Cash and cash equivalents at the beginning of the year		26,322,047	16,567,982

Cash and cash equivalents at the end of the year	7	60,593,191	26,322,047

*Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 15 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Page  |  32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

Whilst COVID-19 pandemic has continued to result in significant disruptions to the global economy during the financial year ended 30 June 2021, there still remains substantial uncertainty over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements. For the Group, the ongoing COVID-19 pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements.

The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.

(a)	Basis of preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immutep Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2021 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 101 Presentation of Financial Statements

The AASB issued a narrow-scope amendment to AASB 101 Presentation of Financial Statements to clarify those liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101 means when it refers to the ‘settlement’ of a liability.

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after 1 January 2022. There is no significant impact on adopting the amendment to AASB 101.

(iii)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2020;

•	AASB 2018-7 Amendments to Australian Accounting Standards – Definition of Material [AASB 101 and AASB 108]

•	AASB 2019-5 Amendments to Australian Accounting Standards – Disclosure of the Effect of the New IFRS Standards Not Yet Issued in Australia [AASB 1054]

•	Conceptual Framework for Financial Reporting and AASB 2019-1 Amendments to Australian Accounting Standards – References to the Conceptual Framework

Page  |  33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group also elected to adopt the following standards and amendments early:

AASB 2020-2 Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other Amendments {AASB 1, AASB 3, AASB 9, AASB 116, AASB137 and AASB 141}.

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(iv)	Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(v)	Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Immutep Limited’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented separately in the statement of comprehensive income on a net basis.

Page  |  34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates, and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognised for the major business activities of the Group as follows:

(i)	License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognised at a point in time when control transfers to the licensee and the license period begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments as communicated by third party research collaborators based on the progress of their on-going clinical trials and research.

Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment).

Page  |  35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition (continued)

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognised as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

Other income

(i)	Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. Government grants were received by the Group under various government stimulus packages (both Australian and overseas) in relation to the impacts of COVID-19.

(ii)	Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

(iii)	Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

(f)	Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Page  |  36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Income tax (continued)

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Page  |  37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the Group will not be able to collect all amounts due.

(j)	Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled, or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

Page  |  38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Financial instruments (continued)

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

The Group does not hold any financial assets at fair value through profit or loss or fair value through comprehensive income.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognise expected credit losses - the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is being assessed using an expected credit loss model.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables, convertible notes and US warrant liabilities. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for convertible note and US warrants liabilities.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

(k)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(l)	Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

Page  |  39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	US warrant liability

The US warrant liabilities which are viewed as debt instruments, are measured at fair value through profit or loss. These are classified as liabilities because these warrants exercise price are in a currency other than functional currency of the Company.

The liability has been designated as at fair value through profit or loss on initial recognition and subsequent changes in fair value are recognised in the profit or loss. This liability is considered a derivative financial liability.

Finance costs

Finance costs are expensed in the period in which they are incurred.

(n)	Plant and equipment

Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(o)	Intangible assets

(i)	Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii)	Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.

Page  |  40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Intangible assets (continued)

(iii)	Goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Retirement benefit obligations

The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The Group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The Group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 32.

The fair value of performance rights and options granted under the EIP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Page  |  41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

(p)	Employee benefits (continued)

(v)	Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The Group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi)	Bonus plan

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(s)	Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(t)	Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Page  |  42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Leases (continued)

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices, wherever practicable. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended 30 June 2021, the expense recognised for short term leases was A$20,188 and the expense recognised for low value leases was A$13,196.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

Page  |  43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

As disclosed in note 33, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

(ii)	Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii)	Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

(v)	Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Page  |  44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management has set up a policy to manage the Company’s exchange risk within the Group companies. The Group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The Group considers using forward exchange contracts to cover anticipated cash flows in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2021 and 30 June 2020.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	30 June 2021		30 June 2020
	USD	EUR	USD	EUR
Cash in bank	14,016,277	14,320,386	7,444,611	9,243,299
Trade and other receivables	49,880	4,312,691	—	1,966,803
Trade and other payables	(690,847)	(663,196)	(589,428)	(951,654)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2021, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $1,337,531 lower/$1,337,531 higher (2020 – $685,518 lower/$685,518 higher).

Based on the financial instruments held at 30 June 2021, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $1,796,988 lower/$1,796,988 higher (2020 – $1,025,845 lower/$1,025,845 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the Group’s exposure to other foreign exchange movements is not material.

Page  |  45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and receivables. Cash and cash equivalents consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted. Receivables consist primarily of amounts recoverable from governments, where risk of non-recoverability is minimal. The credit quality of cash and cash equivalents and receivables are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2021	30 June 2020
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	60,127,906	26,321,627

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the deposits at call and short term deposits which mature within three months from acquisition of $60,127,906 (2020: $26,321,627 ) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (Note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2021	$	$	$	$	$
Non-Derivatives
Trade and other payables	4,781,729	—	—	4,781,729	4,781,729
Convertible note liability (refer note16)	—	4,469,019	—	4,469,019	2,526,870
Lease liability	215,005	78,455	—	293,460	288,307

	4,996,734	4,547,474	—	9,544,208	7,596,906

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At 30 June 2020	$	$	$	$	$
Non-Derivatives
Trade and other payables	2,934,371		—	2,934,371	2,934,371
Convertible note liability (refer note16)	—		17,876,076	17,876,076	8,789,113
Lease liability	137,025	136,154	—	273,179	262,383

	3,071,396	136,154	17,876,076	21,083,626	11,985,867

Page  |  46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2021 and 30 June 2020 on a recurring basis:

At 30 June 2021	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	2,526,870	2,526,870
Warrant liability	—	722,966	—	722,966

Total liabilities	—	722,966	2,526,870	3,249,836

At 30 June 2020	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	8,789,113	8,789,113
Warrant liability	—	949,600	—	949,600

Total liabilities	—	949,600	8,789,113	9,738,713

(i)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii)	Fair value measurements using value techniques

•	There are no financial instruments as at 30 June 2021 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 15 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.

Page  |  47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(d)	Fair value measurements (continued)

(iii)	Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 15.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2021 $	Unobservable inputs	Range of inputs
Convertible note	2,526,870	Face value	3,437,707
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(iv)	Valuation process

The convertible note has continued to be valued using a discounted cashflow model.

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimate for R&D tax incentive

R&D tax incentive is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognise due to the complexity of the legislation in each tax jurisdiction.

(b)	Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

(c)	Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2021, the Group holds cash and cash equivalents of $60,593,191 (2020: $$26,322,047).

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(d)	Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at 30 June 2021 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note 1(g).

In March 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group implemented business continuity procedures in place and implemented measures and safeguards to address health and safety risks whilst continuing to carry out ongoing clinical trials. To date, the Group’s operations have been maintained with limited disruption and the Group has undertaken additional measures to protect the health of its employees and patients.

However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•	It is possible that the continued spread of COVID-19 could delay the future recruitment of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at 30 June 2021 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the year ended 30 June 2021, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

(e)	Investment in subsidiaries

Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.

Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts receivables and payables with external parties

(f)	Fair value estimates of convertible note and warrant liability

Fair value estimation of convertible note and warrant liability is included in the notes 1(l) and (m) and notes 15 and 16 of the financial statements.

Page  |  49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors, who is identified as the Chief Operating Decision Maker (‘CODM’). The Group operates in one operating segment, being Immunotherapy.

Operating segment information

30 June 2021	Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue*	—	—	—
Other Income
Research material sales	312,841	—	312,841
Grant income	3,549,965	—	3,549,965
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	—	—
Interest income	—	105,327	105,327

Total revenue and other income	3,862,806	105,327	3,968,133

Result
Segment result	(19,665,904)	(10,236,687)	(29,902,591)

Profit/(loss) before income tax expense	(19,665,904)	(10,236,687)	(29,902,591)

Income tax expense			(33)

Loss after income tax expense			(29,902,624)

Total segment assets	82,030,533	—	82,030,533

Total segment liabilities	8,758,922	—	8,758,922

30 June 2020	Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue*	7,486,444	—	7,486,444
Other Income
Research material sales	279,805	—	279,805
Grant income	5,973,034	—	5,973,034
Net gain on fair value movement of warrants	—	2,214,813	2,214,813
Net gain on foreign exchange	—	346,331	346,331
Interest income	—	199,541	199,541

Total revenue and other income	13,739,283	2,760,685	16,499,968

Result
Segment result	(15,082,474)	1,614,279	(13,468,195)

Profit/(loss) before income tax expense	(15,082,474)	1,614,279	(13,468,195)

Income tax expense			(37)

Loss after income tax expense			(13,468,232)

Total segment assets	46,597,252	—	46,597,252

Total segment liabilities	13,297,907	—	13,297,907

Page  |  50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SEGMENT REPORTING (CONTINUED)

*

Licensing revenue relates mainly of GSK milestone payment of GBP 4 million (A$7.49 million) received in FY 2020 fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

5.	EXPENSES

	Consolidated
	30 June 2021	30 June 2020
	$	$
Breakdown of expenses by nature
Research and development*	12,020,714	15,572,040
Employee benefits expenses	3,856,038	3,903,194
Amortisation of Intellectual property	1,866,067	1,930,376
Employee share-based payment expenses	1,702,159	1,724,282
Intellectual property management	759,041	2,386,424
Auditor’s remuneration	289,202	282,580
Depreciation	204,049	149,263
Other administrative expenses	2,821,615	2,863,141

Total Research & Development and Corporate & administrative expenses	23,518,885	28,811,300

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX

	Consolidated
(a) Income Tax Expense	30 June 2021	30 June 2020
	$	$
Current tax
Current tax on results for the year	33	37

Total current tax expense	33	37

Deferred income tax
Increase in deferred tax assets	358,825	567,473
Decrease in deferred tax liabilities	(358,825)	(567,473)

Total deferred tax benefit	—	—

Income tax expense	33	37

	Consolidated
	30 June 2021	30 June 2020
	$	$
(b) Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(29,902,591)	(13,468,195)
Tax at the Australian tax rate of 26% (2020: 27.5%)	(7,774,674)	(3,703,754)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	464,324	443,956
Other non-deductible expenses	1,239,756	436,396
Non-assessable income	(541,122)	(442,580)
Capital listing fee	(259,458)	(192,741)
Difference in overseas tax rates*	2,132,187	1,817,387

	(4,738,987)	(1,641,336)
Tax benefit not recognised	4,738,954	1,641,299

Income tax expense**	(33)	(37)

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for financial year 2021.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

(c) Tax Losses	Consolidated
	30 June 2021	30 June 2020
	$	$
Deferred tax assets for unused tax losses not recognised comprises:
Unused tax losses for which no deferred tax asset has been recognised	195,098,009	176,871,263

Potential tax benefit	43,593,823	38,171,321

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2021 was $195,098,009 (2020: $176,871,263). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

Page  |  52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2021	30 June 2020
	$	$
Cash on hand	285	420
Cash at bank	51,845,320	12,793,272
Restricted cash	465,000	—
Cash on deposit	8,282,586	13,528,355

	60,593,191	26,322,047

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits which have been acquired three months of maturity, range from 0% to 0.4% in 2021 (0% to 1.03% in 2020).

Restricted cash

The cash and cash equivalents disclosed above and in the statement of cash flows include $465,000 which is advance payment from shareholder for Share Purchase Plan (SPP). These deposits are held by Boardroom Pty Ltd in trust for Immutep Limited, which will be transferred to Immutep bank account when SPP is completed in July 2021. The deposit is therefore not available for general use by any entity within the Group.

8.	CURRENT RECEIVABLES

	Consolidated
	30 June 2021	30 June 2020
	$	$
GST and VAT receivables	775,400	171,834
Receivable for grant income	5,297,521	3,118,727

Accounts receivables	51,310	3,131

	6,124,231	3,293,692

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at 30 June 2021. No receivables were impaired or past due.

9.	OTHER CURRENT ASSETS

	Consolidated
	30 June 2021	30 June 2020
	$	$
Prepayments	1,663,213	1,403,277
Security deposit	38,577	34,822
Accrued income	179	98,036

	1,701,969	1,536,135

10.	OTHER NON-CURRENT ASSETS

Consolidated
	30 June 2021	30 June 2020
	$	$
Prepayments	454,190	—

	454,190	—

Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Page  |  53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 30 June 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Year ended 30 June 2020
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	(431)	338	152	59
Additions	7,705	11,643	—	19,348
Disposals	—	(450)	—	(450)
Depreciation charge	(7,434)	(10,318)	(4,799)	(22,551)

Closing net book amount	24,469	17,117	7,770	49,356

At 30 June 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Year ended 30 June 2021
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(737)	(207)	(447)	(1,391)
Additions	552	15,049	—	15,601
Disposals	—	—	—	—
Depreciation charge	(8,363)	(9,799)	(4,513)	(22,675)

Closing net book amount	15,921	22,160	2,810	40,891

At 30 June 2021
Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Page  |  54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	NON-CURRENT ASSETS – INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 30 June 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortisation	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

Year ended 30 June 2020
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange differences	—	178,458	—	178,458
Amortisation charge	—	(1,930,376)	—	(1,930,376)

Closing net book amount	—	15,084,845	109,962	15,194,807

At 30 June 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortisation	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Year ended 30 June 2021
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange differences	—	(481,492)	—	(481,492)
Amortisation charge	—	(1,866,067)	—	(1,866,067)

Closing net book amount	—	12,737,286	109,962	12,847,248

At 30 June 2021
Cost or fair value	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortisation	(1,915,671)	(12,142,816)	—	(14,058,487)

Net book amount	—	12,737,286	109,962	12,847,248

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark, and licenses – 13-21 years

•	Intellectual property assets – 13-14 years

Page  |  55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	DEFERRED TAX BALANCES

(i)	Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2021	30 June 2020
	$	$
Employee benefits	63,507	43,227
Accruals	125,814	124,755
Unrealised exchange loss	321,363	17,979
Unused tax loss	777,882	1,461,430

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,288,566)	(1,647,391)

Net Deferred tax assets	—	—

(ii)	Deferred tax liabilities

The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off against deferred taxes in the Subsidiary Company, accordingly, hence reducing the unrecognised tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2021	30 June 2020
	$	$
Intangible assets	1,273,729	1,508,478
Unrealised exchange gain	14,790	129,141
Accrued income	47	9,772

Total deferred tax liabilities	1,288,566	1,647,391

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,288,566)	(1,647,391)

Net deferred tax liabilities	—	—

(iii)	Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At 30 June 2020	1,647,391	(1,647,391)	—

(Charged)/credited to profit or loss	(358,825)	358,825	—
At 30 June 2021	1,288,566	(1,288,566)	—

Page  |  56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2021	30 June 2020
	$	$
Trade payables	1,824,901	1,639,661
Other payables and accruals	2,956,828	1,294,706

	4,781,729	2,934,367

15.	NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	30 June 2021	30 June 2020
	$	$
Opening balance	949,600	3,164,413
Fair value movements	8,663,013	(2,214,813)
Exercising of warrants*	(8,889,647)	—

Closing balance	722,966	949,600

*

During the year, US investors exercised 3,427,211 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.53 million (A$11.3 million) cash payment in total. In total, 206,507 warrants from the warrant issuance in July 2017 remain unexercised at the reporting date. All of the warrants which were issued in December 2018 were exercised during the financial year 2021.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the financial year 2021, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remain as at 30 June 2021.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at 30 June 2021.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was November 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.

Page  |  57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. NON-CURRENT LIABILITIES – US WARRANT LIABILITY (CONTINUED)

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above.

The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2021:

July 2017 warrants

Assumption	At issue date	At 30 June 2021	Rationale
Historic volatility	58.0%	134.8%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49	As per subscription agreement
Share price	US$2.17	US$3.87	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	0.25%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$2.6320 A$3.5009	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$722,966	Fair value of 1,973,251 warrants as at issue date and fair value of 206,507 warrants at 30 June 2021

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

16.	NON-CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	30 June 2021	30 June 2020
	$	$
Convertible note at fair value at beginning of reporting period	8,789,113	7,642,707
Net change in fair value	1,171,959	1,146,406
Transfer to contributed equity on conversion of Convertible Notes	(5,094,465)	—
Transfer to accumulated losses on conversion of Convertible Notes	(2,339,737)	—

Convertible note at fair value at end of reporting period	2,526,870	8,789,113

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

During the financial year, 75% of the Convertible Notes have been converted to ordinary shares. These have been done in three issuances of 25% each between March 2021 and June 2021. At the reporting date, 25% of the original Convertible Note balance remains outstanding. All Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

Page  |  58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. NON-CURRENT LIABILITIES – CONVERTIBLE NOTE (CONTINUED)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.18 per share (adjusted for post share consolidation and anti-dilution clause), mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 30 June 2021.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%.

Page  |  59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

16. NON-CURRENT LIABILITIES – CONVERTIBLE NOTE (CONTINUED)

After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note –Liability $	Conversion feature –Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	5,541,541	—
Conversion to ordinary shares	(7,434,202)	(31,073,830)

Balance at 30 June 2021	2,526,870	10,357,944

17.	CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2021	30 June 2020
	$	$
Annual leave	350,135	300,466

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

18.	NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2021	30 June 2020
	$	$
Long service leave	85,448	61,978
Provision for retirement payment	3,467	—

	88,915	61,978

19.	LEASES

The consolidated balance sheet shows the following amount relating to leases:‘

Right-of-use Assets	Consolidated 30 June 2021 $	Consolidated 30 June 2020 $
Buildings	268,813	201,215

	268,813	201,215

Lease Liabilities	Consolidated 30 June 2021 $	Consolidated 30 June 2020 $
Current	208,194	129,412
Non-current	80,113	132,971

Balance at 30 June 2021	288,307	262,383

Page  |  60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

19.	LEASES (CONTINUED)

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the financial year ended 30 June 2021 and 30 June 2020 are as follows:

ROU asset	A$
Initial value of ROU asset recognised as at 1 July 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 as at 1 July 2019	323,875

Depreciation for the financial year ended 30 June 2020	(126,712)
Foreign exchange differences	4,052

Closing balance of ROU asset as at 30 June 2020	201,215

Closing balance of ROU asset as at 1 July 2020	201,215
Lease addition and modification for the financial year ended 30 June 2021	254,461
Depreciation for the financial year ended 30 June 2021	(181,374)
Foreign exchange differences	(5,489)

Closing balance of ROU asset as at 30 June 2021	268,813

For the year ended 30 June 2021 and 30 June 2020, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated	Consolidated
	30 June 2021	30 June 2020
	$	$
Opening Balance	262,383	—
Lease additions and modifications	248,063	336,090
Interest charged for the year	13,382	10,457
Disposals	—	—
Principal paid for the year	(214,378)	(77,541)
Interest expense paid for the year	(13,154)	(6,295)
Foreign exchange adjustments	(7,989)	(328)

Closing Balance	288,307	262,383

Maturities of Lease Liabilities

The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

Lease Liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
	$	$	$	$		$
2021	215,005	78,455	—	—	293,460	288,307

2020	137,025	136,154	—	—	273,179	262,383

Page  |  61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

20.	EQUITY – CONTRIBUTED

			Consolidated
			30 June 2021	30 June 2020
			$	$
Fully paid ordinary shares	20	(a)	303,760,351	233,328,553
Options over ordinary shares – listed			9,661,954	9,661,954

			313,422,305	242,990,507

In November 2019, the shareholders approved a 10 to 1 share consolidation during the FY 2019 Annual General Meeting. Refer to notes 15 and 16 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.

(a)	Ordinary shares

			30 June 2021		30 June 2020
	Note		No.	A$	No.	A$
At the beginning of reporting period			487,630,938	233,328,553	3,388,598,296	211,429,637
Shares issued during the period (pre-consolidation)	20	(b)	—	—	477,645,539	10,030,556
Transaction costs relating to share issues			—	(2,135,000)	—	(1,474,934)
Exercise of performance rights pre-share consolidation (shares issued during the period)	20	(b)	—	—	10,878,476	385,794
Share consolidation			—	—	(3,489,408,041)	—
Exercise of performance rights post-share consolidation (shares issued during the period)	20	(b)	5,487,851	1,571,294	3,916,668	957,500
Shares issued during period (post-consolidation)	20	(b)	149,630,586	43,307,232	96,000,000	12,000,000
Conversion of Convertible Notes (shares issued during the period)	20	(b)	71,131,450	12,092,937	—	—
Exercise of warrants (shares issued during the period)	20	(b)	34,272,110	15,604,694	—	—
Transaction costs relating to exercise of warrants			—	(9,359)	—	—

At reporting date			748,152,935	303,760,351	487,630,938	233,328,553

(b)	Shares issued

2021 Details	Number	Issue Price $	Total $
Share placement November 2020	123,216,687	0.24	29,572,005
Share placement June 2021	26,413,899	0.52	13,735,227
Performance rights exercised (transfer from share-based payment reserve) *	5,487,851	0.29	1,571,294
Convertible Notes exercised	71,131,450	0.17	12,092,937
Exercise of warrants	34,272,110	0.46	15,604,694

	260,521,997		72,576,157

2020 Details	Number	Issue Price $	Total $
Share placement July 2019*	19,047,619	0.210	4,000,000
Shares issued under Entitlement Offer August 2019*	28,716,935	0.210	6,030,556
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	1,087,848	0.355	385,794
Performance rights exercised post share consolidation (transfer from share-based payment reserve)	3,916,668	0.244	957,500
Share placement May 2020 post share consolidation	96,000,000	0.125	12,000,000
Exercise of warrants	—	—	—

	148,769,070		23,373,850

*	All number of shares have been adjusted for the 10 to 1 share consolidation.

Page  |  62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EQUITY – CONTRIBUTED (CONTINUED)

(b) Shares issued (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 32.

Unlisted options**

Expiration Date	Exercise Price			Number**
4 August 2025		$0.248		847,600
5 January 2023	US$	0.249	*	2,065,070	*
				2,912,670

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Page  |  63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2021	30 June 2020
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	10,357,944	41,431,774
Foreign currency translation reserve	1,174,332	1,754,740
Share-based payments reserve	3,843,045	3,712,180

	34,491,526	66,014,899

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve
Opening balance	41,431,774	41,431,774
Transfer to accumulated losses on conversion of Convertible Notes	(24,075,358)	—
Transfer to contributed equity on conversion of Convertible Notes	(6,998,472)	—

Ending balance	10,357,944	41,431,774

Movements in foreign currency translation reserve were as follows:
Opening balance	1,754,740	1,654,783
Currency translation differences arising during the year	(580,408)	99,957

Ending balance	1,174,332	1,754,740

Movements in share-based payments reserve were as follows:
Opening balance	3,712,180	3,331,192
Options and performance rights expensed during the year	1,702,159	1,724,282
Exercise of vested performance rights transferred to contributed equity	(1,571,294)	(1,343,294)

Ending balance	3,843,045	3,712,180

	Consolidated
	30 June 2021	30 June 2020
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(275,706,061)	(262,237,829)
Net loss for the year	(29,902,624)	(13,468,232)
Conversion of Convertible Notes	26,415,084	—
Exercise of warrants	4,551,381	—

Ending balance	(274,642,220)	(275,706,061)

Page  |  64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(i) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 32.

22.	EQUITY – DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

23.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors and key management personnel compensation

	Consolidated
	30 June 2021	30 June 2020
	$	$
Short-term employee benefits*,#	1,399,536	1,204,840
Long-term employee benefits	9,059	6,367
Post-employment benefits	157,001	31,558
Share-based payments#	1,278,490	1,307,509

	2,844,086	2,550,274

*

Current year short-term employee benefits shown also include compulsory employer funded social security contributions amounting to $187,787, which are paid directly by the Company to Government authorities in line with French and German regulations. Prior year amounts have been adjusted in the current year to include compulsory employer funded social security contributions amounting to $137,107 which have been deemed to be Employee benefits under accounting standards.

#

For financial year ended 30 June 2021, Non-Executive Director’s share-based payments of $331,908 are classified as “Share-Based Payments”. In the prior financial year these amounts were included within Short-term employee benefits, accordingly the comparative figures of $292,821 in total have been reclassified to Share-based payments.

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report on pages 15 to 23.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

There were no options provided as remuneration during the financial year ended 30 June 2021 and 30 June 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2021	Balance at start of the year Number	Received during the year on exercise of performance rights Number	Received during the year on the exercise of options Number	Other changes during the year* Number	Balance at end of the year Number
Ordinary shares
Dr Russell Howard	500,000	250,000	—	—	750,000
Mr Pete Meyers	1500,758	273,637	—	—	1,774,395
Mr Marc Voigt	7,647,445	1,200,000	—	—	8,847,445
Mr Grant Chamberlain	1,301,369	426,654	—	—	1,728,023
Ms Deanne Miller	3,003,892	600,000	—	(640,000)	2,963,892
Dr Frédéric Triebel	5,953,764	900,000	—	—	6,853,764

Total ordinary shares	19,907,228	3,650,291	—	(640,000)	22,917,519

ADRs
Mr Marc Voigt	45	—	—	—	45

Total ADR*	45	—	—	—	45

*	Other changes during the year include the shares acquired via the Entitlements Offer, on market acquisition and disposals

(iii) Option holdings

There were no options holdings held and no movements during the financial year ended 30 June 2021.

(iv) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director of the parent entity and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2021	Balance at start of the year Number	Granted Number	Exercised Number	Other Changes Number	Balance at end of the year Number	Vested and exercisable Number	Unvested Number
Performance rights over ordinary shares
Dr Russell Howard	500,000	—	(250,000)	—	250,000	—	250,000
Mr Pete Meyers	1,773,637	—	(273,637)	—	1,500,000	—	1,500,000
Mr Marc Voigt	3,600,000	—	(1,200,000)	—	2,400,000	—	2,400,000
Mr Grant Chamberlain	426,654	1,350,000	(426,654)	—	1,350,000	—	1,350,000
Ms Deanne Miller	1,800,000	—	(600,000)	—	1,200,000	—	1,200,000
Dr Frédéric Triebel	2,700,000	—	(900,000)	—	1,800,000	—	1,800,000

	10,800,291	1,350,000	(3,650,291)	—	8,500,000	—	8,500,000

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights has therefore been adjusted retrospectively.

Page  |  66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2021	30 June 2020
	$	$
PricewaterhouseCoopers Australia
Audit or review of the financial report	289,202	282,580
Other audit and assurance services in relation to regulatory filings overseas	—	—

Total remuneration of PricewaterhouseCoopers Australia	289,202	282,580

25.	CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2021 and 30 June 2020.

26.	COMMITMENTS FOR EXPENDITURE

There were no material commitments for expenditure in existence at 30 June 2021 and 30 June 2020.

27.	RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 28.

Key management personnel

Disclosures relating to key management personnel are included in the Remuneration Report and note 23.

Transactions with related parties

There is no transaction occurred with related parties for financial year ended 30 June 2021 and financial year ended 30 June 2020.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

Page  |  67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2021	30 June 2020
			%	%
Immutep USA Inc	USA	Ordinary	100	100
PRR Middle East FZ LLC	UAE	Ordinary	100	100
Immutep GmbH	Germany	Ordinary	100	100
Immutep Australia Pty Ltd	Australia	Ordinary	100	100
Immutep IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.S.	France	Ordinary	100	100

29.	EVENTS OCCURRING AFTER THE REPORTING DATE

The capital raising conducted in June 2021 (Two-Tranche Placement) included:

•	Tranche 1 placement of 26.4m shares

•	Tranche 2 placement of 89.0m shares

•	Share Purchase Plan (SPP) offer to eligible shareholders

At the Annual General Meeting (AGM) on 26 July 2021, the Shareholders of the Company:

•	ratified Tranche 1 Shares (26.4m shares) which were issued on 28 June 2021.

•	approved the issue of Tranche 2 shares (89.0m shares) which were issued to Shareholders on 30 July 2021.

The SPP shares (13.8m shares) were issued on 23 July 2021.

No other matter or circumstance has arisen since 30 June 2021, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

30.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2021	30 June 2020
	$	$
Loss after income tax expense for the year	(29,902,624)	(13,468,232)
Adjustments for:
Depreciation and amortisation	2,070,116	2,079,639
Share based payments	1,702,159	1,724,282
Changes in fair value of US investor warrants	8,663,013	(2,214,813)
Unrealised gain on exchange through the profit and loss	646,630	(200,784)
Net change in fair value of convertible note liability	1,171,959	1,146,406
Change in operating assets and liabilities:
(Increase)/Decrease in current receivables	(2,830,539)	1,900,434
(Increase)/Decrease in other operating assets	(620,024)	243,581
Increase/(Decrease) in trade and other payables	1,382,362	(2,126,001)
Increase in employee benefits	76,606	76,149

Net cash used in operating activities	(17,640,342)	(10,839,339)

Page  |  68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	EARNINGS PER SHARE

	Consolidated
	30 June 2021	30 June 2020
	$	$
Loss after income tax attributable to the owners of Immutep Limited	(29,902,624)	(13,468,232)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	594,927,440	412,855,961
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	594,927,440	412,855,961

		Cents
Basic earnings per share	(5.03)	(3.26)
Diluted earnings per share	(5.03)	(3.26)

*	The Group updated the 2020 EPS figure to reflect the bonus shares issue arising from the capital raising in the financial year ended 30 June 2021.

Information concerning other notes and options issued:

The following table summarises the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2021	30 June 2020
	Number	Number
Unlisted options	847,600	38,174,063
Convertible notes	23,806,883	90,109,406
Performance rights	7,563,502	11,837,560
Non-executive director performance rights	3,100,000	2,700,291
US warrants*	2,065,070	36,337,180

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

Page  |  69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS

(a)	Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.7 years.

Set out below are summarises of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended 30 June 2021

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
28 November 2017	0.230	500,000	—	(500,000)	—	—	—
2 October 2018	0.470	387,560	—	(387,560)	—	—	—
3 October 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
1 November 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
2 January 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
2 October 2020	0.235	—	263,502	—	—	263,502	—

		11,837,560	263,502	(4,537,560)	—	7,563,502	—

The weighted average share price on the exercising date during the financial year 2021 is $0.235.

Financial year ended 30 June 2020

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
17 November 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
28 November 2017	0.230	500,000	—	—	—	500,000	—
29 November 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
2 October 2018	0.470	775,118	—	(387,558)	—	387,560	—
3 October 2019	0.260	—	4,500,000	—	—	4,500,000	—
1 November 2019	0.280	—	3,600,000	—	—	3,600,000	—
2 January 2020	0.260	—	2,850,000	—	—	2,850,000	—

		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

The weighted average share price on the exercising date during the financial year 2020 is $0.258 adjusted for November 2019 share consolidation.

The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Page  |  70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(a)	Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the year ended 30 June 2021 included:

Grant date	2 October 2020
Share price at grant date	$0.235
Expected price volatility of the Company’s shares	88%
Expected dividend yield	Nil
Risk-free interest rate	0.12%

The model inputs for STI performance rights granted during the year ended 30 June 2020 included:

Grant date	3 October 2019	1 November 2019	2 January 2020
Share price at grant date	$0.260	$0.280	$0.260
Expected price volatility of the Company’s shares	61%	63%	59%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	0.61%	0.78%	0.88%

There are no outstanding options under EIP at the beginning of the financial year 2021 and no option was granted during the year ended 30 June 2021.

Fair value of options granted

No options were granted during the year ended 30 June 2021 and 30 June 2020.

(b)	Performance rights issued to non-executive directors with shareholders’ approval

At the 2020 annual general meeting, shareholders approved the issue of 1,350,000 performance rights to Grant Chamberlain in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive directors are exercisable into ordinary shares with nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.2 years.

2021 Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 Nov 2016	Director rights	0.380	273,637	—	(273,637)	—	—	—
17 Nov 2017	Director rights	0.210	426,654	—	(426,654)	—	—	—
16 Nov 2018	Director rights	0.390	500,000	—	(250,000)	—	250,000	—
1 Nov 2019	Director rights	0.280	1,500,000	—	—	—	1,500,000	—
27 Oct 2020	Director rights	0.255	—	1,350,000	—	—	1,350,000	—

Total			2,700,291	1,350,000	(950,291)	—	3,100,000	—

The weighted average share price on the exercising date during the financial year 2021 is $0.276.
2020 Grant date	Type of performance right granted	Fair value*	Balance at start of the year Number*	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
25 Nov 2016	Director rights	0.380	547,274	—	(273,637)	—	273,637	—
17 Nov 2017	Director rights	0.210	853,307	—	(426,653)	—	426,654	—
16 Nov 2018	Director rights	0.390	750,000	—	(250,000)	—	500,000	—
1 Nov 2019	Director rights	0.280	—	1,500,000	—	—	1,500,000	—

Total			2,150,581	1,500,000	(950,290)	—	2,700,291	—

The weighted average share price on the exercising date during the financial year 2020 is $0.257 adjusted for November 2019 share consolidation.

Page  |  71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(b)	Performance rights issued to non-executive directors with shareholders’ approval (continued)

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2021 included:

Grant date	27 October 2020
Share price at grant date	$0.255
Expected price volatility of the Company’s shares	92%
Expected dividend yield	Nil
Risk-free interest rate	0.14%

The model inputs for STI performance rights granted during the year ended 30 June 2020 included:

Grant date	1 November 2019
Share price at grant date	$0.280
Expected price volatility of the Company’s shares	63%
Expected dividend yield	Nil
Risk-free interest rate	0.78%

(c)	Options issued to other parties

During the financial year ended 30 June 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 4.1 year.

Set out below is a summary of the options granted to both parties:

2021 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
31 Jul 2015	5 Aug 2020	0.235	37,144,524	—	—	(37,144,524)	—	—
31 Jul 2015	5 Aug 2025	0.248	847,600	—	—	—	847,600	—
30 Oct 2015	30 Oct 2020	0.568	79,311	—	—	(79,311)	—	—
7 Mar 2016	7 Mar 2021	0.398	102,628	—	—	(102,628)	—	—

Total			38,174,063	—	—	(37,326,463)	847,600	—

Fair value of options granted

No options were granted during the year ended 30 June 2021 (2020 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Page  |  72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	SHARE-BASED PAYMENTS (CONTINUED)

(d)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2021	30 June 2020
	$	$
Employee share-based payment expense	1,702,159	1,724,282

	1,702,159	1,724,282

Share-based payment transactions with employees are recognised during the period as a part of corporate and administrative expenses.

33.	PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2021	30 June 2020
	$	$
Loss after income tax	(29,227,163)	(13,482,664)

Total comprehensive income	(29,227,163)	(13,482,664)

Statement of financial position

	Parent
	30 June 2021	30 June 2020
	$	$
Total current assets	51,560,979	21,659,619
Total non current assets	25,908,877	20,539,720

Total assets	77,469,856	42,199,339

Total current liabilities	1,309,609	634,177
Total non current liabilities	4,314,029	10,970,720

Total liabilities	5,623,638	11,604,897

Equity
- Contributed equity	313,422,305	242,990,507
- Reserves	34,845,815	65,765,139
- Accumulated losses	(276,421,902)	(278,161,204)

Total equity	71,846,218	30,594,442

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 25 for details in relation to contingent liabilities as at 30 June 2021 and 30 June 2020.

Capital commitments - Property, plant, and equipment

The parent entity did not have any capital commitments for property, plant, and equipment at as 30 June 2021 and 30 June 2020.

Page  |  73

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 28 to 73 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2021 and of its performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Dr Russell Howard

Chairman

Immutep Limited

Sydney

30 August 2021

Page  |  74

Independent auditor’s report

To the members of Immutep Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Immutep Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2021 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•	the consolidated balance sheet as at 30 June 2021

•	the consolidated statement of comprehensive income for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	the consolidated statement of cash flows for the year then ended

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information

•	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page  |  75

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group is in the biotechnology industry and is involved in research and development activities focused on cancer immunotherapies. The Group’s corporate head office is located in Australia with research activities undertaken predominantly in Australia, France and Germany.

Materiality	Audit scope

•  For the purpose of our audit we used overall Group materiality of $1,487,000, which represents approximately 5% of the Group’s loss before tax.

•  We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.

•  We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.

•  We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable quantitative loss related thresholds.

•  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.

•  The accounting processes are predominately performed by a Group finance function at the corporate head office in Sydney.

Page  |  76

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee.

Key audit matter	How our audit addressed the key audit matter

Recognition of grant income

(refer to the consolidated statement of comprehensive income and to notes 3(a) and 4 to the financial report) [A$3.55m]

A key stream of income earned by the Group is grant income from governments in Australia and overseas, including Australian Research and Development Rebates and France’s Credit d’Impôt Recherche grants. This income is recognised based on operating costs that qualify for grant income.

This was a key audit matter because of the judgement required by the Group in assessing the appropriate grant income to recognise due to the complexity of the rules and regulations governing what operating costs qualify for grant income.

We performed the following audit procedures, amongst others:

•  Developed an understanding of each government body’s compliance requirements for approving grant income and the basis used by the Group to recognise this income.

•  Compared the nature and classification of the research and development expenditure categorisations included in the current year to the prior year.

•  Compared a sample of the eligible operating costs used to calculate the grant income to the expenditure recorded in the general ledger. Our examination also included comparing the amounts recognised to supporting evidence.

•  Recomputed the Group’s supporting calculations of accrued receivables for grant income. This included comparing the accrued receivables to previously approved grant income and to subsequent collections as applicable.

•  Assessed the reasonableness of the related disclosures in the financial statements in light of the requirements of Australian Accounting Standards.

Accounting for capital raising during the year

(refer to the consolidated statement of changes to equity and to notes 15, 16 and 20 to the financial report) [A$70.43m]

During FY21 operations, the Group completed several capital raises through different financing activities. Funds were raised by institutional placements, the exercise of warrant obligations and performance rights and through conversion of convertible notes held.

We performed the following audit procedures, amongst others:

•  Obtained ASX filings detailing the number of shares issued as part of each capital raise activity and reconciled to the Group’s reported equity movement.

•  Agreed cash proceeds to bank statements where applicable.

•  Examined contractual agreements for convertible note liability and warrant liability and assessed the compliance of the conversion and exercises to the relevant contractual provisions, respectively.

Page  |  77

The financial statement balances impacted include the convertible note liability, warrant liability, cash and equity.

Accounting for capital raising activities was a key audit matter due to its financial significance and its impact to the financial report, as well as given the funds were raised through several different methods that had corresponding different accounting treatments.

•  Evaluated the appropriateness of the Group’s methods for developing the fair value measurement of convertible notes, warrant liability and performance rights by reference to the nature of the estimate, the requirements of Australian Accounting Standards, and the business, industry and environment in which the Group operates.

•  Considered the appropriateness of the risk adjusted interest rate used by the Group to estimate fair value for convertible notes through consideration of current operations and industry/market information.

•  Evaluated the appropriateness of data used to develop the fair value measurement of convertible notes, warrant liability and performance rights in the context of Australian Accounting Standards and whether the data is relevant and reliable in the circumstances and has been appropriately understood or interpreted by the Group, including with respect to contractual terms.

•  Recomputed both the fair values and the carrying values of convertible notes and warrant liability at redemption date, with reference to contractual agreements.

•  Recomputed the exercise value of performance rights and agreed to employee agreements.

•  Together with PwC accounting specialists, we assessed the appropriateness of the Group’s accounting transfers amongst equity reserve transfers, share capital and accumulated losses from capital raises through reference to Australian Accounting Standards and by considering the work of the Group’s tax experts, which included assessing the expert’s objectivity and competence.

•  Assessed the reasonableness of the related disclosures in the financial statements in light of the requirements of Australian Accounting Standards.

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Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2021, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor’s report.

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Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 15 to 23 of the directors’ report for the year ended 30 June 2021.

In our opinion, the remuneration report of Immutep Limited for the year ended 30 June 2021 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Caroline Mara	Sydney
Partner	30 August 2021

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SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 17 August 2021.

There is a total of 850,922,801 ordinary fully paid shares on issue held by 13,045 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	2,865
1,001 – 5,000	4,360
5,001 – 10,000	1,867
10,001 – 100,000	3,387
100,001 – and over	566

Total	13,045

Holding less than a marketable parcel	2,945

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares held
Top 20 holders of ordinary shares	Number held	% of total shares Issued
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	324,272,007	38.108
NATIONAL NOMINEES LIMITED	60,483,220	7.108
CITICORP NOMINEES PTY LIMITED	43,042,850	5.058
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	31,044,298	3.648
CS THIRD NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 13 A/C>	20,082,579	2.360
BNP PARIBAS NOMS PTY LTD <DRP>	13,932,786	1.637
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	9,678,956	1.137
MARC VOIGT	8,791,695	1.033
UBS NOMINEES PTY LTD	7,199,156	0.846
FREDERIC TRIEBEL	6,853,764	0.805
BNP PARIBAS NOMINEES PTY LTD ACF CLEARSTREAM	6,235,332	0.733
SANDHURST TRUSTEES LTD <ENDEAVOR ASSET MGMT MDA A/C>	5,499,923	0.646
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	4,501,767	0.529
BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE A/C>	4,456,012	0.524
MACENROCK PTY LTD <MACENROCK S/F A/C>	3,622,897	0.426
MS LUCY TURNBULL	2,981,626	0.350
DEANNE MILLER	2,863,892	0.337
M & HC PTY LTD <CAUDLE INVESTMENT A/C>	2,314,372	0.272
MR THOMAS TSCHEREPKO	2,300,000	0.270
MR DAVID STEWART FIELD	2,270,000	0.267

	562,427,132	66.094

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SHAREHOLDER INFORMATION (CONTINUED)

Unquoted equity securities

Unquoted equity securities	Number on issue		Number of holders
Options and warrants	847,600		1
Warrants over NASDAQ listed American Depository Shares	2,065,070	*	1
Performance Rights	10,663,502		9
Convertible Notes	3,437,707		1
*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

Substantial holders

Substantial holders in the company are set out below:

	Ordinary shares held
Substantial holder	Number held		% of total shares held	Date of Notice
The Bank of New York Mellon Corporation (BNYM)	279,232,349	*	32.82%	3 August 2021
FIL Limited	52,878,744		6.21%	3 August 2021
National Nominees Ltd ACF Australian Ethical Investment Limited	41,583,333		5.56%	30 June 2021

*

BNYM has a relevant Interest In 279,232,349 securities as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated 29 April 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase In, voting power in securities held by BNYM as depositary under the ADR program.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

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